SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 25 May 2007

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Holding(s) in Company dated 14 May 2007
99.2	Transaction in Own Shares dated 16 May 2007
99.3	Director/PDMR Shareholding dated 24 May 2007

99.1

Exhibit 99.1

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

InterContinental Hotels Group PLC

2. Reason for the notification (please state Yes/No): (    )

An acquisition or disposal of voting rights: (Yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)

An event changing the breakdown of voting rights: (No)

Other (please specify): (No)

3. Full name of person(s) subject to the notification obligation (iii):

Ellerman Corporation Limited

4. Full name of shareholder(s) (if different from 3.) (iv):

N/A

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

10.05.07 (9%)

6. Date on which issuer notified:

14.05.07

7. Threshold(s) that is/are crossed or reached:

9%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible           Situation previous to the Triggering transaction (vi)
using the ISIN CODE
                                  Number of shares                   Number of voting Rights (viii)

ISIN: GB00B128LQ10                29,116,245                         29,116,245

Ordinary Shares of 11 3/7 pence
each

Resulting situation after the triggering transaction (vii)

Class/type of shares if      Number of shares         Number of voting rights (ix)      % of voting rights
possible using the ISIN CODE
                             Direct                   Direct (x)   Indirect (xi)        Direct      Indirect

ISIN: GB00B128LQ10           32,590,683               32,590,683                        9.16

Ordinary Shares of 11 3/7
pence each

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of         Expiration Date       Exercise/Conversion       Number of voting rights     % of voting rights
financial       (xiii)                Period/ Date (xiv)        that may be acquired if the
instrument                                                      instrument is exercised/
                                                                converted.

N/A             N/A                   N/A                       N/A                         N/A

Total (A+B)
Number of voting rights        % of voting rights

32,590,683                     9.16

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

N/A

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

N/A

14. Contact name:

Catherine Springett, Deputy Company Secretary, InterContinental Hotels Group PLC

15. Contact telephone number:

01753 410242

Exhibit 99.2

16 May 2007

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 186,495 of its ordinary shares at a price of 1280.0011p per share.

Exhibit 99.3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

1. Name of the issuer

InterContinental Hotels Group PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

A transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

Richard Winter, Group Company Secretary - PDMR
Peter Gowers, Chief Marketing Officer - PDMR
Tom Conophy, Chief Information Officer - PDMR

4. Indicate whether the notification is in respect of a holding of the persons referred to in 3 above or in respect of a non-beneficial interest

Personal Interests

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 11 3/7 pence each

6. Nature of the transaction

Richard Winter & Peter Gowers - exercise of options and sale of shares under the
InterContinental Hotels Group PLC Executive Share Option Plan.
Tom Conophy - sale of ordinary shares

7. Number of shares, debentures or financial instruments relating to shares acquired and disposed

Richard Winter - 31,634
Peter Gowers - 157,930
Tom Conophy - 8,346

8. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Negligible

9. Price per share or value of transaction

Richard Winter - shares sold at £13.455415 per share following exercise of option at option price of £5.9329 per share

Peter Gowers - shares sold at £13.455415 per share following exercise of option at option price of £4.9417 per share

Tom Conophy - shares sold at £13.482905 per share

10. Date and place of transaction

23 May 2007, United Kingdom

11. Total holding and notifiable interests in shares following notification

Richard Winter - 815,656
Peter Gowers - 522,721
Tom Conophy - 328,994

12. Date issuer informed of transaction

23 May 2007

13. Any additional information

None

14. Name of contact and telephone number for queries

Catherine Springett 01753 410242

Name and signature of duly authorised officer of issuer responsible for making notification

Catherine Springett

Head of Secretariat

Date of notification

24 May 2007

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	25 May 2007